Exhibit 4.2(G)

Telecom Italia S.p.A.

LONG TERM INCENTIVE PLAN 2010-2015

RULES

In implementation of the resolutions made on 29 April 2010 by the Ordinary Shareholders’ Meeting and then by the Board of Directors of Telecom Italia S.p.A. (with registered office in Milan, at 2 Piazza degli Affari, tax code and registration number in the Milan Company Register 00488410010, also referred to as “Telecom Italia”, the “Company” and the “Issuer”), these rules (the “Rules”) have been drawn up for the “Long Term Incentive Plan 2010-2015” for a selected part of the Group Executives (also referred to as the “2010-2015 LTI Plan” or the “Plan”). The 2010-2015 Plan consists of the attribution to the recipient executives of a cash bonus depending on their performance in the three year period 2010-2012, verified on pre-established parameters, with the possibility of investing 50% of the accrued bonus in ordinary shares of the Company at market price and – subject to their retention of ownership of the subscribed shares for two years and their continuing employment with a Telecom Italia Group companies – the free assignment of ordinary shares.

DEFINITIONS

Reserved Increase in Capital – the increase in capital by payment reserved to the participants in the Plan, object of the mandate given to the Board of Directors of the Issuer, to be carried out by the issue of Shares for a total maximum value of euro 5,000,000 (including share premium), the subscription price of which to be determined by the Board of Directors based on the market value of the Share at the moment of the Offer.

Free Increase in Capital – the increase in capital pursuant to article 2349 of the Civil Code, object of the mandate given to the Board of Directors of the Issuer, with the issue of a number of Shares necessary to assign a Matching Share to each Subscribed share, reserved free of charge to those Beneficiaries who subscribed the Reserved Increase in Capital who retained uninterrupted ownership of the Subscribed Shares throughout the Investment Period, and maintained their Employment with Group companies.

Share/Shares – the ordinary shares of Telecom Italia, with a par value of €0.55 each. The Shares are traded on the MTA electronic share market organised and operated by Borsa Italiana S.p.A.

Subscribed Share(s) – the newly issued Shares subscribed in the Reserved Increase in Capital.

Matching Share(s) – the newly issued Shares that are assigned free of charge to those Beneficiaries who retained possession of the Subscribed Shares in the Investment Period subject to maintenance of their employment with Group companies.

Bonus – the cash sum recognised to the individual Beneficiaries, determined on the measures based on their Letter of Attribution, and effectively paid out in a variable sum depending on the level of their achievement of the Performance Objectives in the Incentive Period.

Beneficiaries – the executives with an employment contract with Telecom Italia who are beneficiaries of the Plan, selected according to the strategic nature of their position within the organisation and/or valued as key resources.

Telecom Italia Group or the Group – Telecom Italia and the companies it controls directly and indirectly.

Letter of Attribution – the communication identifying the individual Beneficiary, quantifying the basic measure of the Bonus promised if the specified conditions should be met. The content of the Letter of Attribution, the objectives sheet and these Rules must be formally accepted by the Recipient.

Performance Objectives – the Total Shareholders Return for Telecom Italia and the cumulative Free Cash Flow in the three year period 2010-2012, level of achievement of which is correlated with payment of the Bonus.

Offer – the offer reserved to Beneficiaries to subscribe to Shares of new issue, the object of the Reserved Increase in Capital.

Incentive Period – the period of time from 1 January 2010 to 31 December 2012, for which the degree of achievement of the Performance Objectives will be ascertained.

Investment Period – the period of twenty four months from the moment the Subscribed Shares are assigned (credited to a share account) by acceptance of the Offer, for which retention of ownership of the Subscribed Shares will be checked for the purpose of assigning Matching Shares.

1.	Description of the Plan

1.1

The first phase of the Plan is the promise to Beneficiaries of a Bonus, the amount of which is established in a Letter of Attribution, paid at the end of the Incentive Period as a sum that varies according to the achievement of the Performance Objectives.

1.2

The Beneficiaries are entitled to invest 50% of their accrued Bonus in the Shares that are the subject of the Offer. The subscription price of these Shares shall be determined in due course by the Board of Directors, based on the market value of the Share at that time.

1.3	The Subscribed Shares shall be held by the Issuer, which will guarantee to hold and administer them free of charge.

1.4

Those Subscribers who have retained the Subscribed Shares with the Issuer uninterruptedly throughout the Period of Investment, and who maintained their status as Employees of Group companies, will be assigned Matching Shares in a ratio of 1 Matching Share for every Subscribed Share.

2.	Incentive Period

2.1	Cancellation of participation in the Plan

2.1.1

During the Incentive Period, the participation of an individual in the Plan may be cancelled unilaterally by the Board of Directors (or its delegated representative) when the Beneficiary no longer holds a strategic position inside the business organisation and/or is no longer valued as a key resource. Cancellation of the participation of an individual in the Plan shall be communicated to the Beneficiary in the terms laid down in point 5, below. With the cancellation of the participation of an individual in the Plan, the Beneficiary loses the right to receive the Bonus, the right to accept the Offer and hence the right to the assignment of Matching Shares.

2.2	Right to the Bonus

2.2.1

The right to the Bonus accrues at the end of the Incentive Period, without prejudice to the subsequent ascertainment of the level of achievement of the Performance Objectives by the Board of Directors that approves the consolidated financial statements at 31 December 2012. Achievement of the Performance Objectives shall be individually communicated to the Beneficiaries in the terms laid down in point 5, below.

2.2.2

Payment of the Bonus and assignment of any Shares Subscribed by the Beneficiary through the investment of 50% of his or her Bonus will occur after the time required for completion of the operation has elapsed, without accruing any interest in the meantime.

2.2.3

Payment of the Bonus in cash will be made in a single transaction, net of any tax or social security contributions payable by the Beneficiary in consideration of the applicable pro tempore tax regulations.

2.3	Performance Objectives

2.3.1

The Performance Objectives are detailed in the objectives sheet that accompanies the Latter of Attribution. The Company reserves the right to proceed to (i) have the parameters used to measure the Performance Objectives updated by the Chief Executive Officer, if they should become obsolescent during the Incentive Period, and to (ii) make adjustments during the final ascertainment of the level to which the Performance Objectives have been achieved, as specified in greater detail in the following point.

2.3.2

The level of achievement of the Performance Objectives will be ascertained by the Board of Directors during the meeting to approve the consolidated financial statements at 31 December 2012. Any adjustments to neutralise extraordinary phenomena may be established by the Nomination and Remuneration Committee (or any other Committee that is temporarily responsible for compensation issues).

2.4	Conditions for payment of the Bonus

2.4.1.

The possibility of accessing the Bonus lapses (i) by unilateral decision of the Board of Directors (or its delegated representative) in the terms indicated in point 2.1.1. above, or (ii) if the employment of the Beneficiary with the Company or with other Group companies should cease during the Incentive Period, or (iii) if the Beneficiary should die during the Incentive Period.

3.	Investment in Shares

3.1.	Arrangements for Accepting the Offer to Subscribe to the Reserved Increase in Capital

3.1.1

At the end of the Incentive Period, Beneficiaries accepting the offer to subscribe to the Reserved Increase in Capital, by investing 50% of his/her bonus, must submit an application to Telecom Italia accepting the offer to subscribe the Reserved Increase in Capital in the terms and with the arrangements established in due course by the Board of Directors (or its delegated representative).

3.1.2

In the application for acceptance of the offer to subscribe the Reserved Increase in Capital (carried out within the necessary completion times), the Subscribers undertake that the Subscribed Shares assigned to them shall be held on free deposit and custody with the Issuer for two years from their respective date of assignment (crediting to a share account) of the Subscribed Shares, while maintaining full enjoyment of their rights, including the right to freely trade the Shares.

3.1.3	Payment for the Subscribed Shares will be made by deduction of the sum allocated for that purpose from the accrued Bonus.

3.2.	Right to Matching Shares

3.2.1

The Right to the free assignment of Matching Shares, in the measure of one Matching Share for every Subscribed Share, accrues on expiry of the Investment Period, and will depend on the number of Subscribed Shares retained uninterruptedly at the Issuer for that period.

3.2.2	The Matching Shares will be assigned to the Beneficiaries after the period of time necessary to carry out the Free Increase in Capital has elapsed.

3.3.	Conditions for assignment of the Matching Shares

3.3.1

The Right to the assignment of Matching Shares lapses in case of death or termination during the Investment Period of the employment of the Beneficiary by the Company or by companies directly or indirectly controlled by the latter, even if the company is not the same Group company by which the individual was employed at the time they acquired the Right.

3.3.2	The right to the assignment of Matching Shares also lapses if the Beneficiary should die during the Investment Period.

3.3.3

Beneficiaries who have subscribed the Reserved Increase in Capital shall make available the provision for the application of withholding tax on the income that the Company might apply as withholding agent in consideration of the pro tempore fiscal regulations applicable, in the terms and with the arrangements that shall be established in due course by the Board of Directors (or its delegated representative).

4.	National insurance and tax regime

4.1

The national insurance and tax contributions relating to the Bonus and the Marching Shares assigned shall remain the respective responsibility of the Beneficiaries and/or the Company, for their respective competence, based on the applicable pro tempore regulations.

4.2

The national insurance and tax regime of Beneficiaries of the Plan who are resident abroad for tax purposes is that of the tax jurisdictions involved, without prejudice to any applicable international agreements on double taxation.

4.3	The tax regime applicable to the successors and assigns of a Beneficiary is the regime of the succession mortis causa.

5.	Changes to the Plan

5.1

Without prejudice to the provisions of points 2.1.1 (individual cancellation) and 2.3.1 (updating of the performance parameters due to subsequent obsolescence and/or their ex-post adjustment to neutralise extraordinary events), the Board of Directors may make changes to the terms and conditions of the Plan, or wholly or partially cancel it, suspend it or terminate it if the applicable law should change or if extraordinary events should occur that might influence the Plan during the Incentive Period and/or the Investment Period, promptly informing the Beneficiaries.

6.	Communications

6.1	Communications to the Beneficiaries pursuant to these Rules shall be made in writing, by ordinary post or by electronic mail.

6.2

Communications shall preferably be addressed to the workplace, or at the domicile indicated by the Beneficiaries. For this purpose, it is the responsibility of the Beneficiaries to promptly communicate any changes to their domicile or e-mail address to the offices of the Human Resources department.

7.	Disputes

7.1	Any disputes arising, dependent or in any way connected to the Plan are devolved to the sole jurisdiction of the Milan judicial authorities.

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